DREYFUS MIDCAP INDEX FUND, INC.
STATEMENT OF INVESTMENTS

January 31, 2006 (Unaudited)

Common Stocks--97.4%	Shares		Value ($)
Consumer Cyclical--12.7%			
Abercrombie & Fitch, Cl. A	174,810		11,605,635
Advance Auto Parts	215,750	a	9,400,227
Aeropostale	108,385	a	3,276,478
Airtran Holdings	175,150	a,b	2,967,041
Alaska Air Group	66,437	a	2,121,333
American Eagle Outfitters	262,300		7,076,854
AnnTaylor Stores	144,940	a	4,829,400
Applebee's International	152,150		3,647,036
ArvinMeritor	140,238		2,447,153
Bandag	23,250		1,037,415
Barnes & Noble	104,990		4,453,676
BJ's Wholesale Club	134,854	a	4,334,208
Bob Evans Farms	71,394		1,906,220
Borders Group	133,145		3,278,030
BorgWarner	113,685		6,267,454
Boyd Gaming	87,150		3,939,180
Brinker International	171,466		6,978,666
Callaway Golf	131,095		2,003,132
Carmax	208,815	a	6,241,480
CBRL Group	93,225		4,092,578
CDW	125,200		7,011,200
Cheesecake Factory	156,625	a	5,771,631
Chico's FAS	360,910	a	15,721,240
Claire's Stores	198,164		6,273,872
Dollar Tree Stores	212,150	a	5,259,199
Fastenal	247,000	b	9,423,050
Federal Signal	95,963		1,701,424
Foot Locker	311,190		7,070,237
Furniture Brands International	101,385		2,439,323
GameStop, Cl. A	113,900	a,b	4,591,309
Gentex	309,900		5,175,330
GTECH Holdings	249,425		8,335,784
Herman Miller	137,650		4,170,795
HNI	109,252		6,303,840
International Speedway, Cl. A	70,150		3,314,588
JetBlue Airways	300,825	a	3,922,758
Lear	133,945		3,395,506
Michaels Stores	266,580		8,965,085
Modine Manufacturing	68,670		1,860,957
Mohawk Industries	105,340	a,b	8,958,114
MSC Industrial Direct, Cl. A	107,600		4,834,468
99 Cents Only Stores	95,695	a	999,056
O'Reilly Automotive	223,500	a	7,335,270
Outback Steakhouse	130,995		6,055,899

Pacific Sunwear of California	147,900 [a]	3,625,029
Payless Shoesource	136,790 [a]	3,332,204
PetSmart	280,000	7,016,800
Pier 1 Imports	172,905	1,870,832
Polo Ralph Lauren	121,200	6,864,768
Rent-A-Center	141,500 [a]	2,900,750
Ross Stores	288,200	8,213,700
Ruby Tuesday	115,795	3,312,895
Ruddick	69,380	1,603,372
Saks	277,170 [a]	5,352,153
Sotheby's Holdings, Cl. A	89,427 [a]	1,778,703
Thor Industries	68,985	2,942,210
Timberland, Cl. A	109,450 [a]	3,826,372
Urban Outfitters	220,100 [a]	6,010,931
Williams-Sonoma	230,225 [a]	9,158,350
		298,602,200

Consumer Staples--1.9%

Blyth	52,950	1,149,015
Church & Dwight	128,314	4,721,955
Dean Foods	268,458 [a]	10,182,611
Hormel Foods	145,535	4,879,789
JM Smucker	116,388	5,062,878
Lancaster Colony	50,749	2,104,561
PepsiAmericas	122,535	3,000,882
Sensient Technologies	93,878	1,779,927
Smithfield Foods	197,220 [a]	5,293,385
Tootsie Roll Industries	50,115	1,455,841
Tupperware Brands	106,540	2,365,188
Universal/Richmond, VA	51,266	2,422,318
		44,418,350

Energy--10.9%

AGL Resources	154,902	5,542,393
Aqua America	256,623	7,226,503
Aquila	744,620 [a]	2,717,863
Cooper Cameron	226,170 [a]	10,944,366
Denbury Resources	228,500 [a]	6,802,445
ENSCO International	305,645	15,624,572
Equitable Resources	241,080	8,895,852
FMC Technologies	137,351 [a]	7,117,528
Forest Oil	108,935 [a]	5,610,153
Grant Prideco	256,448 [a]	12,845,480
Helmerich & Payne	103,685	8,124,757
National Fuel Gas	168,424	5,541,150
Newfield Exploration	253,770 [a]	13,297,548
Noble Energy	348,924	16,148,203
Oneok	194,615	5,499,820
Patterson-UTI Energy	344,600	12,963,852
Pioneer Natural Resources	256,325	13,610,858
Plains Exploration & Production	156,395 [a]	7,012,752
Pogo Producing	119,440	7,165,206
Pride International	315,935 [a]	11,155,665

Questar	170,096		13,859,422
Quicksilver Resources	133,300	a	6,700,991
Smith International	399,670		17,985,150
Southwestern Energy	332,500		14,344,050
Tidewater	120,590		7,044,868
Vectren	151,775		4,152,564
Western Gas Resources	114,595		5,443,262
WGL Holdings	97,140		3,028,825
			256,406,098

Health Care--11.1%

Advanced Medical Optics	133,076	a	5,932,528
Affymetrix	132,400	a	5,055,032
Apria Healthcare Group	98,800	a	2,407,756
Barr Pharmaceuticals	214,577	a	14,071,960
Beckman Coulter	123,964		7,382,056
Cephalon	115,800	a	8,209,062
Charles River Laboratories International	144,200	a	6,651,946
Community Health Systems	176,515	a	6,423,381
Covance	124,790	a	7,089,320
Cytyc	227,250	a	6,840,225
Dentsply International	156,850		8,422,845
Edwards Lifesciences	119,085	a	5,113,510
Gen-Probe	101,400	a	5,113,602
Health Net	228,340	a	11,273,146
Henry Schein	173,800	a	8,106,032
Hillenbrand Industries	121,890		5,999,426
Inamed	72,500	a	6,677,975
Intuitive Surgical	70,700	a	9,731,855
Invitrogen	105,400	a	7,259,952
LifePoint Hospitals	113,900	a	3,513,815
Lincare Holdings	193,950	a	8,196,327
Martek Biosciences	63,300	a	1,823,040
Millennium Pharmaceuticals	619,162	a	6,402,135
Mine Safety Appliances	52,600		2,095,058
Omnicare	238,165		11,836,801
Par Pharmaceutical Cos.	68,300	a	2,259,364
PDL BioPharma	225,050	a	6,560,208
Perrigo	165,800		2,588,138
Pharmaceutical Product Development	100,300		6,938,754
Renal Care Group	136,240	a	6,463,226
Sepracor	211,600	a,b	12,042,156
STERIS	136,345		3,681,315
Techne	77,500	a	4,405,875
Triad Hospitals	171,747	a	7,051,932
Universal Health Services, Cl. B	108,835		5,170,751
Valeant Pharmaceuticals International	184,750		3,318,110
Varian	62,100	a	2,382,777
Varian Medical Systems	262,280	a	15,791,879
VCA Antech	164,800	a	4,560,016
Vertex Pharmaceuticals	197,650	a	7,060,058
			261,903,344

Interest Sensitive--18.5%

AG Edwards	152,924	7,274,595
AMB Property	170,450	8,897,490
American Financial Group/OH	92,754	3,489,405
AmeriCredit	274,845 [a]	7,904,542
AmerUs Group	77,060 [b]	4,729,172
Arthur J. Gallagher & Co.	189,855	5,536,172
Associated Banc-Corp	272,193	9,211,011
Astoria Financial	176,175	5,073,840
Bank of Hawaii	102,355	5,343,954
BISYS Group	240,925 [a]	3,491,003
Brown & Brown	221,780	6,371,739
Cathay General Bancorp	100,100	3,574,571
Certegy	186,460 [a]	8,101,687
City National/Beverly Hills, CA	82,887	6,214,038
Colonial BancGroup	307,475	7,656,128
Commerce Bancorp/NJ	346,300	11,580,272
Cullen/Frost Bankers	94,130	5,058,546
Developers Diversified Realty	217,100	10,694,346
Eaton Vance	260,290	7,501,558
Everest Re Group	123,385	11,925,160
Fidelity National Financial	346,065	13,659,186
First American	190,905	8,938,172
FirstMerit	165,750	4,185,188
Greater Bay Bancorp	100,600	2,609,564
Hanover Insurance Group	107,085	5,188,268
HCC Insurance Holdings	211,010	6,553,971
Highwoods Properties	107,730	3,397,804
Horace Mann Educators	85,700	1,678,863
Hospitality Properties Trust	143,440	6,149,273
Independence Community Bank	147,200	5,886,528
IndyMac Bancorp	127,990	5,229,671
Investors Financial Services	129,600 [b]	6,083,424
Jefferies Group	98,430	5,361,482
Legg Mason	242,985	31,515,155
Liberty Property Trust	175,950	7,963,497
Longview Fibre	101,886	1,940,928
Macerich	138,500	10,050,945
Mack-Cali Realty	123,385	5,517,777
Mercantile Bankshares	245,502	9,316,782
Mercury General	70,800	3,990,996
MoneyGram International	169,855	4,511,349
New Plan Excel Realty Trust	207,810	5,122,517
New York Community Bancorp	472,319	8,057,762
Ohio Casualty	126,835	3,822,807
Old Republic International	456,712	9,796,472
PMI Group	178,560	7,719,149
Potlatch	58,250	2,984,148
Protective Life	138,945	6,245,578
Radian Group	165,605	9,477,574
Raymond James Financial	113,495	4,830,347
Rayonier	151,273	6,466,921
Regency Centers	135,400	8,726,530

SEI Investments	126,700	5,226,375
Stancorp Financial Group	108,800	5,412,800
SVB Financial Group	70,725 [a]	3,499,473
TCF Financial	226,690	5,664,983
Texas Regional Bancshares, Cl. A	82,300	2,533,194
United Dominion Realty Trust	273,620	6,952,684
Unitrin	90,690	4,009,405
Waddell & Reed Financial, Cl. A	167,050	3,721,874
Washington Federal	173,418	4,186,311
Webster Financial	107,330	5,055,243
Weingarten Realty Investors	160,300	6,496,959
Westamerica Bancorporation	64,000	3,444,480
Wilmington Trust	135,240	5,612,460
WR Berkley	223,600	11,045,840
		435,469,938
Producer Goods--16.1%		
AGCO	180,505 [a,b]	3,250,895
Airgas	133,595	5,180,814
Albemarle	76,200	3,335,274
Alexander & Baldwin	87,537	4,601,820
Alliant Techsystems	73,100 [a]	5,665,250
Arch Coal	142,000	12,314,240
Beazer Homes USA	82,100 [b]	5,980,164
Bowater	111,495	3,048,273
Brink's	117,135	6,231,582
CH Robinson Worldwide	340,900	13,792,814
Cabot	123,740	4,853,082
Carlisle Cos.	60,782	4,218,879
Chemtura	478,403	6,013,526
CNF	104,085	5,334,356
Crane	99,500	3,713,340
Cytec Industries	79,100	3,923,360
Donaldson	136,066	4,701,080
DRS Technologies	77,500	3,850,975
Dycom Industries	80,100 [a]	1,975,266
Energizer Holdings	130,250 [a]	7,047,828
Expeditors International Washington	212,700	15,641,958
Ferro	83,549	1,643,408
Flowserve	110,250	5,069,295
FMC	75,700 [a]	4,270,994
GATX	100,896	4,006,580
Glatfelter	87,550	1,244,961
Graco	136,645	5,490,396
Granite Construction	65,687	2,659,010
Harsco	83,196	6,590,787
Hovnanian Enterprises, Cl. A	71,440 [a]	3,459,125
Hubbell, Cl. B	121,065	5,441,872
Jacobs Engineering Group	116,027 [a]	9,673,171
JB Hunt Transport Services	246,700	5,871,460
Joy Global	242,300	13,093,892
Kennametal	76,850	4,495,725
Lubrizol	135,588	6,201,795

Lyondell Chemical	408,698		9,812,839
Martin Marietta Materials	92,480		7,840,454
MDC Holdings	64,900		4,117,905
MDU Resources Group	239,075		8,654,515
Minerals Technologies	40,050		2,237,594
Nordson	65,086		2,956,206
Olin	142,985		2,931,193
Overseas Shipholding Group	59,045		3,045,541
Packaging Corp. of America	125,015		2,900,348
Peabody Energy	262,180		26,089,532
Pentair	201,740		7,746,816
Precision Castparts	264,972		13,235,351
Quanta Services	235,280	[a,b]	3,258,628
RPM International	234,783		4,437,399
Ryland Group	93,200		6,743,952
Scotts Miracle-Gro, Cl. A	90,000		4,455,000
Sequa, Cl. A	12,786	[a]	1,042,698
Sonoco Products	197,683		6,122,243
SPX	131,195		6,259,313
Steel Dynamics	76,500		3,551,130
Swift Transportation	104,550	[a]	2,470,517
Tecumseh Products, Cl. A	36,850		934,148
Teleflex	80,775		5,094,479
Thomas & Betts	105,640	[a]	4,716,826
Timken	165,900		6,000,603
Toll Brothers	235,990	[a]	8,023,660
Trinity Industries	87,001		4,441,401
Valspar	201,960		5,497,351
Werner Enterprises	102,950		2,218,573
Worthington Industries	142,400		2,937,712
YRC Worldwide	115,800	[a]	5,771,472
			379,432,646

Services--8.6%

Acxiom	151,100		3,576,537
Adesa	178,579		4,571,622
Alliance Data Systems	136,650	[a]	5,773,462
American Greetings, Cl. A	131,095		2,675,649
Banta	47,836		2,445,376
Belo, Cl. A	188,739		4,305,137
Career Education	195,400	[a]	6,348,546
Catalina Marketing	78,485		1,754,140
Ceridian	289,740	[a]	7,150,783
ChoicePoint	178,871	[a]	7,355,176
Cognizant Technology Solutions, Cl. A	275,600	[a]	14,433,172
Copart	138,900	[a]	3,498,891
Corinthian Colleges	182,300	[a]	2,311,564
Corporate Executive Board	78,800		6,630,232
CSG Systems International	96,950	[a]	2,207,552
Deluxe	101,100		2,707,458
DeVry	116,695	[a]	2,682,818
DST Systems	125,650	[a]	7,119,329
Dun & Bradstreet	132,440	[a]	9,572,763

Education Management	133,400	[a]	4,084,708
Emmis Communications, Cl. A	73,550	[a]	1,308,455
Entercom Communications	75,985	[a]	2,293,987
Fair Isaac	130,395		5,779,106
Gartner	115,430	[a]	1,588,317
Hanover Compressor	183,142	[a]	3,032,832
Harte-Hanks	113,280		3,214,886
ITT Educational Services	75,700	[a]	4,413,310
Jack Henry & Associates	149,250		3,055,148
Kelly Services, Cl. A	38,585		1,033,306
Korn/Ferry International	84,000	[a]	1,659,840
Laureate Education	99,200	[a]	5,168,320
Lee Enterprises	90,650		3,189,974
Manpower	174,155		9,374,764
Media General, Cl. A	48,000		2,296,800
MPS Group	201,715	[a]	2,866,370
Navigant Consulting	100,700	[a]	2,287,904
Reader's Digest Association	196,465		3,121,829
Regis	90,300		3,499,125
Republic Services	243,445		9,214,393
Rollins	58,623		1,259,808
Scholastic	71,150	[a]	2,138,058
Stericycle	88,000	[a]	5,259,760
Telephone and Data Systems	204,635		7,332,072
United Rentals	133,495	[a]	3,912,738
Valassis Communications	94,930	[a]	2,648,547
Washington Post, Cl. B	11,679		8,910,843
Westwood One	130,810		1,960,842
			203,026,249

Technology--12.8%

Activision	545,854	[a]	7,827,546
Adtran	135,100		3,962,483
Advent Software	32,050	[a]	841,633
Ametek	139,984		5,758,941
Amphenol, Cl. A	177,200		9,007,076
Anteon International	65,300	[a]	3,601,295
Arrow Electronics	238,482	[a]	8,194,241
Atmel	848,100	[a]	3,349,995
Avnet	290,983	[a]	7,114,534
Avocent	97,550	[a]	3,245,488
Cabot Microelectronics	48,462	[a]	1,609,423
Cadence Design Systems	565,790	[a]	9,991,851
Checkfree	180,800	[a]	9,369,056
CommScope	109,690	[a]	2,425,246
Credence Systems	198,300	[a]	1,735,125
Cree	151,300	[a,b]	3,953,469
Cypress Semiconductor	269,943	[a]	4,570,135
Diebold	138,296		5,408,757
F5 Networks	78,600	[a]	5,085,420
Fairchild Semiconductor International	239,575	[a]	4,779,521
Harris	266,780		12,386,595
Imation	68,400		3,100,572

Ingram Micro, Cl. A	231,200 [a]	4,473,720
Integrated Device Technology	398,160 [a]	5,530,442
International Rectifier	141,190 [a]	5,135,080
Intersil, Cl. A	308,100	8,953,386
Kemet	172,850 [a]	1,586,763
Lam Research	271,250 [a]	12,594,138
Lattice Semiconductor	226,600 [a]	1,026,498
Macrovision	101,500 [a]	1,886,885
McAfee	334,605 [a]	7,759,490
McData, Cl. A	305,050 [a]	1,302,564
MEMC Electronic Materials	329,400 [a]	9,414,252
Mentor Graphics	157,859 [a]	1,736,449
Micrel	130,150 [a]	1,596,941
Microchip Technology	419,150	15,722,317
National Instruments	110,500	3,656,445
Newport	79,625 [a]	1,351,236
Plantronics	94,450	3,305,750
Plexus	86,850 [a]	2,458,724
Polycom	187,600 [a]	3,635,688
Powerwave Technologies	220,550 [a]	3,222,236
Reynolds & Reynolds, Cl. A	102,042	2,897,993
RF Micro Devices	377,000 [a]	2,744,560
RSA Security	141,550 [a]	2,175,624
SanDisk	367,200 [a]	24,734,592
Semtech	145,300 [a]	2,801,384
Silicon Laboratories	89,400 [a]	4,401,162
SRA International, Cl. A	74,100 [a]	2,353,416
Sybase	181,660 [a]	3,922,039
Synopsys	287,800 [a]	6,363,258
Tech Data	112,600 [a]	4,642,498
3Com	771,700 [a]	3,526,669
Transaction Systems Architects	74,150 [a]	2,446,209
Triquint Semiconductor	279,238 [a]	1,362,681
Utstarcom	209,600 [a,b]	1,469,296
Vishay Intertechnology	367,149 [a]	5,811,969
Western Digital	430,200 [a]	9,404,172
Wind River Systems	149,050 [a]	1,994,289
Zebra Technologies, Cl. A	140,295 [a]	6,317,484
		303,036,701

Utilities--4.8%

Alliant Energy	233,049	6,912,233
Black Hills	66,092	2,352,875
Cincinnati Bell	490,950 [a]	1,718,325
DPL	254,330	6,521,021
Duquesne Light Holdings	155,545	2,796,699
Energy East	294,566	7,319,965
Great Plains Energy	148,975	4,250,257
Hawaiian Electric Industries	161,453	4,234,912
Idacorp	84,433	2,673,149
Leucadia National	163,792 [b]	8,594,166
Northeast Utilities	299,240	5,948,891
NSTAR	212,970	6,120,758

OGE Energy	180,651		4,904,675
Pepco Holdings	377,213		8,679,671
PNM Resources	137,131		3,369,309
Puget Energy	230,300		4,857,027
SCANA	228,279		9,169,967
Sierra Pacific Resources	365,836	a	4,829,035
Westar Energy	173,005		3,563,903
Wisconsin Energy	233,312		9,684,781
WPS Resources	79,800		4,475,184
			112,976,803

Total Common Stocks

  (cost $1,721,341,381)   **2,295,272,329**

	Principal Amount ($)		Value ($)
Short-Term Investments--2.3%			
U.S. Treasury Bills--.1%			
3.90%, 2/23/2006	1,500,000	c	1,496,265
3.91%, 3/9/2006	200,000	c	199,168
3.85%, 3/30/2006	220,000	c	218,550
4.09%, 4/20/2006	100,000	c	99,076
4.24%, 4/27/2006	200,000	c	197,980
			2,211,039

Repurchase Agreement--2.2%

Greenwich Capital Markets,

  4.37%, dated 1/31/2006, due 2/1/2006 in the amount of

   $51,726,278 (fully collateralized by $7,285,000 Federal

  Home Loan Banks, Bonds, 4.75%, due 8/25/2015, value

  $7,244,071, $40,000,000 Federal Home Loan Banks,

  Collateralized Mortgage Obligations, 5.25% - 5.27%, due

  12/28/2012 - 1/27/2016, value $39,985,015, and

  $5,440,000 Tennessee Valley Authority, Bonds, 6.79%,

due 5/23/2012, value $5,530,292)	51,720,000	**51,720,000**

Total Short-Term Investments

  (cost $53,931,435)   **53,931,039**

	Shares		Value ($)
Investment of Cash Collateral for Securities Loaned--1.7%			
Registered Investment Company;			
Dreyfus Institutional Cash Advantage Plus Fund			
(cost $39,758,755)	39,758,755	d	**39,758,755**

Total Investments (cost $1,815,031,571)	**101.4%**	**2,388,962,123**
Liabilities, Less Cash and Receivables	**(1.4%)**	**(33,378,915)**
Net Assets	**100.0%**	**2,355,583,208**

[a] *Non-income producing.*

[b] *All or a portion of these securities are on loan. At January 31, 2006 the total market value of the fund's securities on loan is $39,374,760 and the total market value of the collateral held by the fund is $39,758,755.*

[c] *Partially held by the broker in a segregated account as collateral for open financial futures positions.*

[d] *Investment in affiliated money market mutual fund.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES

January 31, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 1/31/2006 ($)
Financial Futures Long				
Standard & Poor's Midcap 400 E-mini	410	32,156,300	March 2006	796,030
Standard & Poor's Midcap 400	69	27,058,350	March 2006	1,168,400
				1,964,430